SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                        SCHEDULE 13D/A2 (Amendment No. 2)
                    Under the Securities Exchange Act of 1934

                               GlycoGenesys, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    37989P10
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000


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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 18, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  37989P10
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      (1) NAME OF REPORTING PERSONS
          Elan Corporation, plc
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          N/A
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      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a)  [ ]
          (b)  [ ]
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      (3) SEC USE ONLY

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      (4) SOURCE OF FUNDS (See Instructions)
          WC, OO
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      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [  ]
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Ireland
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               12,523,328
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         12,523,328
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      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,523,328
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      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
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      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.7%
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      (14) TYPE OF REPORTING PERSON (See Instructions) CO
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CUSIP No.  37989P10
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      (1) NAME OF REPORTING PERSONS Elan International Services, Ltd.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          N/A
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      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a) [ ]
          (b) [ ]
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      (3) SEC USE ONLY

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      (4) SOURCE OF FUNDS (See Instructions)
          WC, OO
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      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)  [  ]
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
          Bermuda
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   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               12,523,328
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         12,523,328
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      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,523,328
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      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
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      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           20.7%
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      (14) TYPE OF REPORTING PERSON (See Instructions) CO
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Item 1. Security and Issuer.

     Item 1 of Schedule 13D is hereby amended and restated in its entirety as follows:

          This Amendment No. 2 amends Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 22, 2004, as amended by
     Schedule 13D/A1 filed with the Commission on February 3, 2004 (as so amended, the "Schedule 13D"), by Elan Corporation, plc, an Irish public limited company ("Elan"), and its direct wholly-owned subsidiary, Elan International Services, Ltd., a Bermuda exempted limited liability company ("EIS"), with respect to the common stock, $0.01 par value (the "Common Stock"), of GlycoGenesys, Inc. (the "Issuer"), a Nevada corporation whose principal offices are located at Park Square Building, 31 St. James Avenue, 8th Floor, Boston, Massachusetts 02116.

Item 5. Interest in Securities of Issuer.

     Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of February 20, 2004, Elan (indirectly) and EIS (directly) each beneficially owned 12,523,328 shares of Common Stock, representing 20.7% of the outstanding shares of Common Stock (based on 49,636,397 shares of Common Stock outstanding on January 15, 2004, plus 10,774,027 shares issuable upon exercise or conversion of the Warrants, the Series A Preferred Stock, Series B Preferred Stock, including 412,065 shares issuable upon conversion of accrued but unpaid dividends on the Series B Preferred Stock as of February 20, 2004, and the Series C Preferred Stock).

     (b) As of February 20, 2004, each of Elan and EIS has the shared voting and dispositive power over 12,523,328 shares of Common Stock. Neither Elan nor EIS has sole voting or dispositive power over shares of Common Stock.

     (c) On February 18, 2004, EIS sold an aggregate of 974,605 shares of Common Stock in open market transactions as listed below:


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       Date of Sale              Amount             Price Per Share
         2/18/04                 574,605                $1.30
         2/18/04                 100,000                $1.28
         2/18/04                 100,000                $1.27
         2/18/04                 200,000                $1.26
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     (d) Not applicable.

     (e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 20, 2004



                                ELAN CORPORATION, PLC



                                By:  /s/ William F. Daniel
                                     ---------------------------------
                                     Name:  William F. Daniel
                                     Title: Executive Vice President
                                            and Secretary


Dated:  February 20, 2004



                                ELAN INTERNATIONAL SERVICES, LTD.



                                By:  /s/ Kevin Insley
                                     ---------------------------------
                                     Name:  Kevin Insley
                                     Title: President and Chief
                                            Financial Officer